Exhibit 17.2

September 27, 2007

Via E-Mail (waterbuyer@hotmail.com)

and Federal Express

Mr. Steven Keyser

Lipidviro Tech, Inc.

1338 South Foothill Dr. #126

Salt Lake City, UT  84108

Re: Lipidviro Tech, Inc.

Dear Mr. Keyser:

I am writing in response to your e-mail of Thursday, September 20, 2007 at 7:48 a.m. in which you say, on the one hand, that you relieved Dr. Sharkus of her duties and yet, on the other, ask if she is resigning those very duties.  Further, you state that the reason for your original e-mail purporting to “terminate” Dr. Sharkus was an arrangement, which you refer to as a “scheme”, with Joseph Latino and Joseph Salvani.

Your accusations are false and reckless.  As I understand it, Dr. Sharkus worked with Joseph Latino, who was an independent contractor for Lipidviro, to find financing which the company desperately needs.  Further, I understand that Joseph Salvani is a financial advisor and potential investor who is interested in Lipidviro’s intellectual property and its prospects given its opportunity to pursue Phase II clinical trials in India.  While Dr. Sharkus and Joseph Latino may have encouraged Joseph Salvani’s interest in Lipidviro and arranged for him to meet with you, that is hardly a “scheme” or anything akin to “strong arming.”  As neither Dr. Sharkus nor, to our knowledge, Joseph Latino have any ties to or control over Joseph Salvani or any detailed knowledge of the terms he proposed to you, and no leverage with which to “strong arm” the company into taking any particular action, your accusations are absurd.

Further, while it appears from the e-mail correspondence that you indulged in an emotional reaction to what may have been a venture capital-type financing proposal by Mr. Salvani, you also recognized that the proposal was, at least in some respects, attractive.  As we understand it, Mr. Salvani’s proposal provided the only scenario by which the company could protect its EU intellectual property, pay the initial clinical trial CRO installment, address outstanding liabilities, and create a commercial vehicle for raising capital sufficient to sponsor the clinical trial.

Accordingly, as we understand it, Mr. Salvani’s proposal at the very least offered the ability for the shareholders to realize the benefit of the company’s intellectual property and prospects -- assets that you appear to be intent on abandoning.  This, taken together with Dr. Sharkus’s lack of motive to harm the company, underscores the lack of merit to your argument.

Instead of leveling indefensible accusations, it would behoove you to explain what your intentions are with respect to the financing of the company and protection of its assets.  Absent a realistic plan from you, it would appear that your intent is to walk away from the company’s responsibilities to its creditors and shareholders.

In all events, we await your further response clarifying whether you or the Board has removed Dr. Sharkus as a Board Member or taken any action in furtherance of doing so.

Very truly yours,

/s/Sarah Hewitt

Sarah Hewitt

cc: Dr. Linda Sharkus, Ph.D.

Catherine McGrath, Esq.

Mr. Kenneth Hamik

(kph@lipidviro.com)

(research@lipidviro.com)

Leonard W. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, Utah  84111